Exhibit 99.1

Santiago, December 29, 2009

Mr.
Guillermo Larraín Ríos
Superintendent
Superintendence of Securities and Insurance
Present

Re: Material Fact – Distribution of Interim Dividends.

To whom it may concern:

In compliance with current regulations, and specifically Circular No. 660 of the Superintendence of Securities and Insurance, I hereby inform you that at its Ordinary Meeting held on December 29, 2009, the Board of Directors of Lan Airlines S.A. agreed to distribute interim dividends for an aggregate amount of US$ 0.20662 per share to be charged to the profits for the 2009 fiscal year, which shall be paid beginning on January 21, 2010, to all holders of record as of the fifth business day prior to such date.

Sincerely,

/s/ Alejandro de la Fuente Goic
Alejandro de la Fuente Goic
Financial Vicepresident
LAN AIRLINES S.A.

cc:	Bolsa de Comercio de Santiago
Bolsa de Comercio de Valparaíso
Bolsa Electrónica de Chile